UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC File Number 0-11579
CUSIP Number 872183 10 8
(Check one): ☐ Form 10-K      ☐ Form 20-F      ☐ Form 11-K      ☒ Form 10-Q      ☐ Form 10-D       ☐ Form N-SAR      ☐ Form N-CSR
          For Period Ended: June 30, 2005
           ☐ Transition Report on Form 10-K
           ☐ Transition Report on Form 20-F
           ☐ Transition Report on Form 11-K
           ☐ Transition Report on Form 10-Q
           ☐ Transition Report on Form N-SAR
           For the Transition Period Ended: _____________________
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION
TBC Corporation

Full Name of Registrant
Not Applicable

Former Name if Applicable
7111 Fairway Drive, Suite 201

Address of Principal Executive Office (Street and Number)
Palm Beach Gardens, FL 33418

City, State and Zip Code
PART II — RULES 12b-25(b) and (c)
If subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     TBC Corporation (the “Company”) filed a Current Report on Form 8-K, dated July 21, 2005 (the “8-K”), reporting that the Company has determined that certain prior financial statements should be restated to correct errors relating to accounting for leases. The Company issued a press release, dated July 25, 2005, reporting the restatement, describing the reasons therefore, and providing information as to the anticipated effects of the adjustments on the Company’s financial statements. That press release was included as Exhibit 99.1 to the 8-K. The Company hereby incorporates herein by reference the information set forth in the 8-K, including the press release filed as Exhibit 99.1 to the 8-K.
     The Company cannot file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 (the “Second Quarter 10-Q”), until its review is completed. At the present time, the Company expects to complete the review and file its Second Quarter 10-Q within the five-day extension period provided by Rule 12b-25.
PART IV – OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification.

Kurt A. Greene	561	227-0962

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒      No ☐
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒      No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
For information with respect to any anticipated change, see the 8-K, including the press release filed as Exhibit 99.1 to the 8-K, incorporated herein by reference.
TBC Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 10, 2005	By	/s/ THOMAS W. GARVEY
Thomas W. Garvey,
Executive Vice President and Chief Financial Officer